09059073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 2 2009
Washington, DC
110

SEC FILE NUMBER
8- 67645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DEPFA First Albany Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue 4th Floor
(No. and Street)

New York, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rodney N. Kulp (212) 905-4661
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name)*

1185 Avenue of the Americas, (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/25

OATH OR AFFIRMATION

We, Kenneth D. Gibbs and Rodney N. Kulp, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DEPFA First Albany Securities LLC, as of December 31, 2008, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

Signature

CFO

Title

Notary Public

MAUREEN C. GERAGHTY
Notary Public, State of New York
No. 01GE5024204
Qualified in New York County
Commission Expires March 7, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
DEPFA First Albany Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of DEPFA First Albany Securities LLC (a limited liability company) (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DEPFA First Albany Securities LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11 of the notes to the statement of financial condition, the Parent company sold 100% of its membership interest in the Company subsequent to year-end.

McGladrey & Pullen, LLP

New York, New York
February 27, 2009

DEPFA First Albany Securities LLC

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and Cash Equivalents	$ 2,919,772
Securities Owned - at fair value	62,810,312
Due From Brokers	25,535,063
Interest Receivable	434,699
Fees Receivable	1,905,766
Fixed Assets (net of accumulated depreciation and amortization of $699,109)	603,712
Intangible Assets (net of amortization of $10,694)	1,836,142
Prepaid Expenses and Other Assets	5,989,482
Total assets	$ 102,034,948
LIABILITIES AND MEMBER'S EQUITY	
Securities Sold Short - at fair value	$ 922,577
Bank Loan Payable to Parent	21,244,904
Due to Parent	10,158,903
Current and Deferred Employee Compensation Payable	16,791,856
Accounts Payable and Accrued Expenses	2,491,178
Total liabilities	51,609,418
Member's Equity	50,425,530
Total liabilities and Member's equity	$ 102,034,948

See Notes to Statement of Financial Condition.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of Operations and Organization: DEPFA First Albany Securities LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commissions (the "SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Its sole member is DEPFA Bank plc (the "Parent") located in Dublin, Ireland. The Parent is regulated by the Irish Financial Services Regulatory Authority ("IFSRA").

The Company was organized in New York on December 8, 2006 and commenced operations in April 2007. The Parent owns 100% of the Company.

On October 2, 2007, the Parent was acquired by Hypo Real Estate Bank Holding AG ("HRE"), a financial holding company located in Munich, Germany, and became a wholly owned subsidiary of HRE. HRE was incorporated in the commercial register of the Amtsgericht (local court) Munich. The shares of HRE are traded on the stock exchange in Frankfurt am Main (prime Standard) (ISIN: DE0008027707) and are included in Germany's stock index MDAX. HRE and its subsidiaries form the "Hypo Real Estate Group."

The Company is primarily engaged with U.S. public sector issuers in a financial advisory and negotiated underwriting capacity, secondary trading and sales of municipal tax-exempt securities, and a money market business in which the Company acts as a remarketing agent for variable interest rate bonds.

The financial advisory and negotiated underwriting business provides transaction structuring and municipal financing services to municipalities, state governments and various state agencies. These efforts are represented by approximately 40 public finance bankers, associates, analysts, a quantitative analysis group and an underwriting desk. The Company covers these clients from locations in New York City and Albany, New York; Chadds Ford, Pennsylvania; Dallas and Houston, Texas; Sacramento and San Francisco, California; Boston, Massachusetts; and Chicago, Illinois.

The trading and sales business provides trading of municipal tax-exempt securities on a risk and riskless principal basis focusing on institutional client facilitation. The trades are settled on a receive versus deliver and deliver versus payment basis, fully disclosed, through the Company's clearing firm. The trading and sales operation is comprised of approximately 40 professionals including traders, institutional sales, desk analysts and risk management, and support staff.

The Company acts as an introducing broker and is exempt from SEC rule 15c3-3 under Section k(2)(ii).

Cash and Cash Equivalents: The Company maintains cash and cash equivalents in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk in cash.

Foreign Currency Transactions: Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange in effect during the year.

Fixed Assets: Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is included over the estimated lives of three to ten years of the respective assets under the straight-line method. Leasehold improvements are amortized over the terms of the leases.

Income Taxes: No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by the Parent.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Use of Estimates: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions: Securities owned consist primarily of municipal tax-exempt securities, which are valued at a price determined by management based on pricing models intended to approximate market value with the resulting unrealized gains and losses reflected in principal transactions. Securities sold short consist of investments in U.S. government obligations, which are valued at quoted market value.

Exchange-traded futures are valued at the closing settlement price established on the last trading day of the year on the exchange on which the futures are principally traded.

The Company records principal transactions in securities and related revenue and expenses on a trade-date basis.

Securities Purchased Under Agreements to Resell: Transactions involving purchases of securities under agreements to resell are treated as collateralized financing transactions and are recorded at their repurchase amounts plus accrued interest. The fair value of these agreements approximates their recorded amounts. At December 31, 2008, the Company had no such transactions.

Investment Banking: Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date and underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Financial Advisory Fees: The Company provides financial advisory services to clients. In general, advisory fees include a retainer fee and transaction fee. A retainer fee is recognized pro rata over the term of the contract and the transaction fee is recognized as earned when the transaction is completed.

Valuation of Financial Instruments: In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). This standard clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company adopted SFAS No. 157 as required on January 1, 2008. SFAS No. 157 establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No.157 are described below:

- Level 1 - Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

- Level 2 - Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability; and

Note 1. Nature of Business and Significant Accounting Policies (Continued)

- Level 3 - Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by SFAS No. 157, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at December 31, 2008.

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Securities owned - at fair value	$ 62,810,312	$ -	$ 44,716,372	$ 18,093,940
Securities sold short - at fair value	922,577	577,656	165,129	179,792
Net investment in securities	$ 61,887,735	$ 577,656	$ 44,551,243	$ 17,914,148
Open trade equity on swaps				$ 1,542,318

The following is a reconciliation of the investments in which significant other unobservable inputs (Level 3) were used in determining value:

Balance, January 1, 2008	$ -
Principal transactions	672,536
Purchase of investment securities	23,383,673
Sale of investment securities	(6,142,061)
Balance, December 31, 2008	$ 17,914,148

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent Accounting Pronouncements: In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement of Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 2. Due From Brokers

The clearing and depository operations for the Company's security transactions are provided primarily by Pershing, LLC. For financial reporting purposes amounts due to broker have been offset against amounts due from broker for securities sold short and other items. At December 31, 2008, substantially all of the securities owned, securities sold short, and amounts due from brokers reflected in the statement of financial condition are positions carried by and amount due from this broker. The securities serve as collateral for the amount due to the clearing broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge the collateral. Additionally, investments in securities and securities sold short are subject to margin requirements.

Note 3. Securities Sold Short

The Company may be exposed to risk of loss not reflected in the accompanying statement of financial condition for securities sold short should the value of such securities rise.

Note 4. Employee Benefit Plans

The Company offers retirement benefits to its employees under a defined contribution retirement plan established under Section 401(k) of the Internal Revenue Code. An affiliate located in New York, Hypo Real Estate Capital Corporation ("HRECC") administers the plan. All full-time employees who meet certain eligibility requirements may elect to participate in the plan. Participants may contribute up to 15% of eligible compensation on a pretax basis, not to exceed $15,500, as indexed, for the 2008 calendar year. Under this plan, the Company contributes an additional 50% of the contributions made by the Company's eligible employees. In addition, the Company offers retirement benefits to substantially all employees who meet certain age and eligibility requirements under its noncontributory profit-sharing cash balance plan. This plan is also administered by the HRECC and managed by a third-party investment advisor.

Note 5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company computes its net capital under the alternate method, which requires that the Company maintain minimum net capital of $250,000, or 2% of aggregate debit items, whichever is greater. Net capital changes from day to day, but at December 31, 2008, the Company had net capital of $35,955,082, which exceeded its requirement of $250,000 by $35,705,082.

Note 6. Bank Loan Payable to Parent

The Company has an unsecured borrowing arrangement with the Parent by which the Company finances its securities transactions and its day-to-day operating requirements. The loan has a maturity of one year and is adjusted on a daily basis to reflect changes in the Company's cash position. The interest rate was linked to the Federal Funds Rate from January through September 2008. During September 2008, the interest rate was changed to the overnight LIBOR rate, which was 13.5 basis points on December 31, 2008. During 2008, $4,993,287 of interest expense was recognized on this borrowing.

Note 7. Related Party Transactions

Overhead Allocation: The Company paid the Parent $1,829,160 for allocation of various general and administrative costs under a service level agreement.

Due to Parent: At December 31, 2008, due to Parent in the amount of $10,158,903 was primarily for office rental, allocation of various general administrative costs, and reimbursement to Parent of expenses paid on behalf of the Company.

Interest Rate Swaps: The Company employs interest rate swaps to hedge its inventory of municipal bonds to protect against adverse price movements. During 2008, the counterparty to the Company's interest rate swaps was the Parent, DEPFA Bank plc, New York Branch. Payments to and from the Parent under the terms of the swap agreements were a net payment from the Parent of $1,139,379, including payments to the Parent of $21,809,817 for interest and $381,437 for termination fees, and payments received from the Parent of $21,980,633 for interest and $1,350,000 for termination fees, in addition to losses on open trade equity from swaps.

Note 8. Fair Value of Financial Instruments

FASB Statement No. 107, *Disclosures About Fair Value of Financial Instruments,* requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. Virtually all of the Company's financial instruments are carried at, or approximate, fair value.

Note 9. Commitments

The Company is obligated under noncancelable operating leases for office space expiring at various dates through 2009. Certain of the leases contain provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitments under these leases are $227,415 for 2009.

Rent expense for office space for the year ended December 31, 2008 aggregated approximately $2,752,973, which included $1,926,918 paid to Parent for shared office space.

Note 10. Goodwill and Intangible Assets

The Company records, as goodwill, the excess of purchase price over the fair value of the identifiable net assets acquired. SFAS No. 142, *Goodwill and Other Intangible Assets*, prescribes a two-step process for impairment testing of goodwill, which is performed annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. The Company has elected to perform its annual analysis during the fourth quarter of each fiscal year. An impairment was recognized during 2008 for goodwill of $10,271,723 and intangible assets of $1,153,164.

Intangible assets at December 31, 2008 consist of the following:

Trade name	$ 1,154,740
Customer lists	692,096
	1,846,836
Accumulated amortization	(10,694)
Intangible assets, net	$ 1,836,142

Note 11 Subsequent Event

On February 12, 2009, the Company's Parent entered into a definitive purchase agreement whereby the Parent agreed to sell 100% of its membership interest in the Company to Jefferies & Company, Inc. ("Jefferies"). The sale remains subject to regulatory approvals and certain closing conditions. The transaction is expected to close by the end of the first quarter of 2009. Upon closing of the transaction, Jefferies will become the owner of 100% of the membership interests in the Company. Jefferies is a wholly owned subsidiary of Jefferies Group, Inc., a public company and Delaware corporation.

DEPFA First Albany Securities LLC

Statement of Financial Condition

December 31, 2008